UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

zonicrealty

ZONICREALTY.COM, INC.
(Exact name of registrant as specified in its charter)

State of New York	6531	45-4469195
(State or Other Jurisdiction of Incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*I.R.S. Employer Identification Number*

71 Railroad Place
Saratoga Springs, NY 12866
(888) 803-2006
(Address, Including Zonic Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Eric Eckardt
Chief Executive Officer
ZonicRealty.com, Inc.
71 Railroad Place
Saratoga Springs, NY 12866
(888) 803-2006
(Address, Including ZonicRealty's Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $6.000 par value per share	$3,000,000	$0.,000

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

ZonicRealty.com, Inc.

500,000 Shares

ZonicRealty.com, Inc.

Class A Common Stock

$6 per share

This is the initial public offering of our Class A common stock. We are selling 500,000 shares of our Class A common stock. We will price the initial public offering at $6 per share.

The Shares are offered on a "best efforts, all or none" basis with respect to the minimum number of Shares offered hereby, and on a "best efforts" basis with respect to sales of Shares thereafter up to the maximum number of Shares being offered. Pending the payment for not less than 166,667 Shares, all proceeds of this offering will be deposited in a non-interest bearing escrow account at Citizens Bank.

There is currently no public market for our common stock. We cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed. The absence of a public market for our stock will make it difficult to sell your shares in our stock.

We intend to apply to the FINRA over-the-counter bulletin board, through a market maker that is a licensed broker dealer, to allow the trading of our common stock upon our becoming a reporting entity under the Securities Exchange Act of 1934. If our common stock becomes so traded and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders.

AN ELECTRONIC FORMAT OF THIS OFFERING CIRCULAR IS AVAILABLE ON THE COMPANY'S INTERNET WORLD WIDE WEB SITE AT HTTP://WWW.ZONICREALTY.COM

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal

THE DATE OF THIS OFFERING CIRCULAR IS JULY 20, 2012

zonicrealty™

Table of Contents

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

SUMMARY

The following summary highlights information contained elsewhere in this Offering Circular and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire Offering Circular, including our financial statements and the related notes included in this Offering Circular and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In this Offering Circular, unless the context requires otherwise, references to "ZonicRealty," "our company," "we," "us" and "our" refer to ZonicRealty.com, Inc.

ZONICREALTY.COM, INC.

Mission

Our mission is to build the most elite, elegant and professional consumer centric online real estate brokerage firm while leveraging social media and technology in order to empower consumers while passing on significant cost savings to homebuyers and sellers.

Our Company

Our Company is a fully immersed technology and social media real estate online full service brokerage firm that is revolutionizing the real estate industry. Our online platform, allows our professional agents to utilize the power of technology and social media while saving homebuyers and sellers thousands on commission.

Unlike traditional real estate franchisees our regional teams are highly specialized in each of their respective disciplines allowing us to focus on the consumer, not the agent. At ZonicRealty our agents and brokers collaborate in the cloud in an online 3D immersive environment from home offices, corporate locations, coffee shops, and around the world, eliminating the need for "brick & mortar" offices which allows us to minimize our operating expense. Since inception, we are currently in six markets across three states including New York, Florida and California.

ZonicRealty also has Partner Agents in Texas and Nebraska, allowing us to capture earnings in markets outside of our primary markets where we offer our full product offering. Partner Agents are licensed real estate professionals that agree to manage our referrals through our online business model.

We are comprised of seasoned real estate and technology professionals with extensive experiences across all disciplines within the real estate sector. All our agents utilize our online command center to manage their business on ZonicCloud.com, a connected infrastructure providing them with tools and resources in one centralized location. In addition, our social engagement platform called Zocial, is designed to encourage collaboration between real estate professionals and consumers providing superior insight that is unmatched.

Our business was founded in December 2011, launched in January 2012 and has been growing rapidly since inception.

Our Industry

The residential real estate brokerage industry is a $40 billion market that is going through a correction with traditional real estate firms being challenged by the change in consumer behavior driven by technology and social media. This is providing an unprecedented opportunity for a progressive firm like ZonicRealty to capitalize on this opportunity combined with the macro economic landscape to gain marketshare rapidly while maximizing our profitability with our lean operating structure.

Due to the above combined with traditional firms operating with significantly high operating expense that includes brick & mortar, we are seeing consolidation and restructuring across the board. In 2011, Brookfied Asset Management acquired Prudential and Realogy, the company that owns Century21, Better Homes & Garden, Sothebys International and ERA had to restructure billions in debt.

Our industry is one of the largest and most fragmented in the United States. According to REAL *Trends*, Inc., an industry research firm, residential real estate sales totaled over $1.5 trillion in 2011. Also according to REAL *Trends*, the 10 largest brokerage firms accounted for approximately 10% of all brokered residential real estate transaction volume in 2011. Additionally, REAL *Trends* reported that total residential real estate brokerage commissions and fees, which are primarily derived from existing home sales, were approximately $40 billion in 2011. Consumers are increasingly using the Internet as a key source of information in buying or selling a home. Currently, more than 94% of home buyers use the Internet in their home search, up from 41% in 2001, as reported by National Association of Realtors.

We believe that the residential real estate brokerage industry is characterized by a number of structural challenges which contribute to low levels of customer satisfaction for home buyers and sellers. Traditionally, consumers have had limited access to, and transparency of, information, lacked control over the search and transaction process, experienced low levels of agent responsiveness and faced high commissions. Agents typically focus a substantial amount of their efforts on generating potential clients rather than providing service to current clients and therefore spend a great deal of time and money on customer acquisition.

Our Solution

We believe that we have developed a uniquely client-centric and efficient, fully immersed social media and technology residential real estate brokerage model that operates in the cloud and addresses many of the challenges inherent in the traditional residential real estate industry.

Addressing challenges for home buyers and sellers

We use our platform to empower consumers with free and unrestricted access to all currently available home listings posted on the MLSs in our markets, as well as the ability to research and compare homes and access other valuable information. This combined with our social platform, "Zocial," that is integrated with Facebook encourages consumers to collaborate with other homebuyers, sellers and real estate professionals.

We focus on high-quality service with an approach centered on the client, not the agent. By operating in the Cloud, we eliminate our need for brick & mortar operating expense that is taken on by traditional firms allowing us to offer significant cash rebates to our buyers and reduced selling commissions to our sellers while providing a wealth of services.

Addressing challenges for agents and brokerage firms

We operate in the Cloud, providing business management and other technologies and effective business processes, such as the efficient acquisition of client leads through the Internet, to increase productivity and operational efficiency while providing excellent customer service.

Competitive Advantages

We believe we have the following competitive advantages:

- *Low Cost Structure.* ZonicRealty operates in the cloud, eliminating the need for brick & mortar offices which allows us to operate on higher margins versus traditional real estate firms in this space. This allows us to scale quickly into new regions without the need to take on additional fixed operating expenses.

- *Scalability.* As noted above, our business model is designed to disrupt traditional real estate markets through a lean cost structure that can be implemented in any marketplace.

- *Consumer Centric.* Unlike traditional real estate firms, our business model is developed primarily around the consumer, not the agent.

- *Personalized Experience.* We provide an opportunity to search independently online while engaging the services of an experienced professional real estate agent to assist them throughout the homebuying and selling process.

Powerful Agent Platform . ZonicRealty offers its real estate agents a platform that can be operated in the Cloud, ZonicCloud.com providing them an opportunity for our agents to spend more time on their business versus in it. Our online command center provides them with access to our social media dashboard, virtual office, marketing collateral and other tools to assist them in managing their business.

- *Strong Leadership Team.* Our Leadership Team is comprised of industry professionals who have proven business development experience and training in the real estate sector.

- *Integrated Social Media Platform.* With over 94% of homebuyer's searching online to find a home, we believe social media will play an instrumental role in our industry going forward and have provided each agent with the tools to manage their channels along with proactively reaching homebuyers. As of June 30, 2012, we had over 11,300 "Likes" on Facebook.com versus a only a few hundred with some competing brands.

ZonicRealty'sGrowth Strategies

Since inception, we have aggressively targeted several markets across different states satisfying individual state licensing requirements and joining each respective local multiple listing services (MLS) board. We also started to recruit experienced agents and leadership in each market positioning us to capitalize on each market.

Our growth strategies include:

- *Focus on Consumers.* Maintain our unwavering focus on consumers and leverage our industry independence to enhance existing products and services and develop new offerings with broad consumer appeal.

  Enhance the ZonicRealty brand through the country. We believe that enhancing the ZonicRealty'sbrand will heighten awareness of our company and increase the number of home buyers and sellers who use our services and ultimately increase the number of transactions that we close. We plan to advertise aggressively online while using select traditional mediums to further promote our brand. In addition, we believe that we can enhance our brand by continuing to focus on client service, with the objective of creating long-term relationships with our clients.

  Broaden and deepen our presence in existing markets. We plan to increase our presence and market share in existing markets by expanding our number of ZonicRealty licensed agents, continuing to improve our agent's productivity and growing our home listings business. Our focus is on buyers and sellers given our value proposition and commission savings through our buyer rebates and reduced commission levels. Currently ZonicRealty operates in New York, Florida and has its real estate broker's license pending in the State of California.

- *Expand into New Markets.* Continue to aggressively push into new markets across the country that have strong demographics and market activity.
- *Efficiently Increase Brand Awareness.* Expand public relations, social media and other marketing programs to efficiently increase our brand awareness.
- *Pursue Strategic Opportunities.* Pursue select strategic opportunities, including commercial relationships and acquisitions, to strengthen our market position, enhance our ancillary capabilities and accelerate our growth.

ZonicRealty is a licensed real estate broker in New York, Florida and California ("Primary Markets"), providing access to the broader marketplace in each respective state. In New York, we have Licensed Agents in the Greater Albany Capital Region, Long Island, and Central New York which consists of Syracuse. In Florida, we are launching in both the Tampa-Sarasota Region and Palm Beach marketplace. Finally, in California, we are launching ZonicRealty outside Los Angeles in Rancho Cucamonga by converting an existing real estate team.

We also have Partner Agents in Nebraska and Texas providing us with potential additional channels of revenue through lead generation. ZonicRealty Partner Agents are formal relationships between our firm and the Partner Agent's Broker who will manage our leads in those territories outside of our Primary Markets.

ZonicRealty'sActive Real Estate Broker Licenses:

New York
License No.;10991209426

Florida
License No.; BK3259475

California
License No.; Pending(1)

ZonicRealty'sPartner Agents:

Omaha, Nebraska

Austin, Texas


Seattle
Minneapolis
Buffalo
Boston
Detroit
New York
Philadelphia
Chicago
Washington
San Francisco
Palo Alto
Denver
Raleigh
Durham
Los Angeles
San Diego,
Phoenix
Atlanta
Dallas
Houston
Miami
Anchorage

(1) ZonicRealty submitted its Licensed Real Estate Corporate Broker application materials in May 2012 with Elvis Ortiz-Wayland, our Broker of Record and Managing Director in California.

ZonicRealty is continuing to evaluate new markets including Georgia, South Carolina, New Jersey, Massachusetts and others post offering as part of our business development initiatives.

Key Growth Drivers

Client Acquisition

Our success will be dependent on acquiring homebuyers and sellers to retain our brokerage services given our value proposition. We generate leads through independent third party online portals along with our organic initiatives leveraging our search engine and social media optimization strategies in each of our respective markets.

New Market Penetration

ZonicRealty is targeting several other markets along with increasing marketshare in the markets we currently operate in. The real estate sector is comprised primarily of large traditional real estate in regional markets across the country, providing ZonicRealty with significant opportunities to enter new regions.

PLAN OF DISTRIBUTION

The Company is offering up to 500,000 shares at a purchase price of $6.00 per share. The Shares will be sold on a "best efforts" by ZonicRealty.com, Inc. The minimum number of Shares offered, 166,667 must be sold, if any are to be sold. The Company may allocate among or reject any subscriptions, in whole or in part.

The Shares will be offered and sold by the Company's officers, directors and employees without compensation. Neither the Company nor any of its officers, directors or employees is registered as a broker or dealer under Section 15 of the Exchange Act.

The Company has not retained an underwriter or any independent broker-dealer to assist in offering the Shares. It is the intention of the Company to offer and sell the Shares by contacting prospective investors through appropriate newspaper and magazine advertisements as well as through the use of the Internet to electronically deliver copies of this Offering Circular to prospective investors.

Those subscribing to purchase Shares must complete a Stock Purchase Agreement, a form of which is included as an appendix to this Offering Circular. All funds received by the Company with respect to the minimum number of Shares that may be sold will, promptly following receipt by the Company, be deposited in an escrow account. In the event that the minimum number of Shares offered hereby is not sold within the permitted time period, then all funds received by the Company will be promptly refunded to the subscribers, in full, without interest or deduction therefrom.

The Company reserves the right to reject any subscription for Shares in its entirety or to allocate Shares among prospective purchasers. If any subscription is rejected, funds received by the Company for such subscription will be returned to the applicable prospective purchaser without interest or deduction.

Certificates representing Shares purchased will be issued to purchasers only if the proceeds from the sale of at least 166,667 shares are released from escrow. Until the certificates are delivered to the purchasers thereof, such purchasers, if any, will be deemed subscribers only, and not shareholders. The funds in escrow will be held for the benefit of those subscribers until released to the Company. All funds received by the Company after the minimum number of Shares offered hereby is sold will not be placed in escrow, but placed directly into the Company's operating account for immediate use by the Company.

Although it is the Company's intention to develop a public market for its Common Stock by soliciting broker-dealers who are members of the NASD to make a market in the Company's Common Stock, to date the Company has not entered into any arrangements, commitments or understandings with any persons with respect to the creation of a public market for its Common Stock.

Risk Factors

Our business model is new, and we cannot guarantee our future success.

Our fully immersed social media and technology online residential real estate brokerage service is a relatively new, although has been executed successfully by other real estate online brokerage firms. Our business model differs significantly from that of a traditional real estate brokerage firm in several ways, including our heavy reliance on the Internet and technology agent model that operates in the Cloud. The success of our business model depends on our ability to achieve higher transaction volumes at an overall lower cost per transaction in order to offset the costs associated with our technology, marketing and advertising expenses and discounts and rebates. If we are unable to efficiently acquire clients and maintain agent productivity, our results of operations would be adversely affected. If we are unsuccessful in providing our agents with more opportunities to close transactions than under the traditional model or our value proposition is not presented accordingly in the marketplace, our ability to hire and retain qualified real estate agents would be harmed, which would in turn significantly harm our business.

We may incur losses in the future, and our limited operating history makes our future financial performance difficult to assess.

We were formed in December 2011 and therefore have a limited operating history upon which to evaluate our operations and future prospects. We are close to break-even in only six months of operations, although we may not be profitable in future quarters or on an annual basis depending on our how aggressive we scale our business.

If we fail to recruit, hire and retain qualified agents, we may be unable to service our clients and our growth could be impaired.

Our business requires us to retain licensed real estate agents, and our strategy is based on consistently and rapidly growing our team of ZonicRealtyAgents in each of our respective markets. Competition for qualified agents is intense, particularly in the markets in which we compete. While there are many licensed real estate agents in our markets and throughout the country, historically we have had difficulties in recruiting some experienced qualified licensed agents due particularly to agent discomfort with using technology and operating in the Cloud. If we are unable to recruit, train and retain a sufficient number of qualified licensed real estate agents, we may be unable to service our clients properly and grow our business, which would harm our brand and our operating results.

Our continued success depends on our ability to manage our growth.

As our operations have expanded, we have experienced rapid growth in only five months of operations in New York, Florida and California. We expect to continue to increase headcount in the future, particularly the number of ZonicAgents. Our rapid growth has demanded, and will continue to demand, substantial resources and attention from our management. If we do not effectively manage our growth, our client service and responsiveness could suffer and our costs could increase, which could negatively affect our brand and operating results. We will need to continue to hire additional qualified agents and improve and maintain our technology to properly manage our growth. If we are unable to successfully implement these measures, our ability to grow and our business will be harmed.

As we grow, our success will depend on our ability to continue to implement and improve our operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls. This will be particularly critical as we implement new systems and controls to help us comply with the more stringent requirements of being a public company. Our systems, procedures or controls may not be adequate to support our operations, and we may not be able to successfully offer our services and implement our business plan.

Our operations are influenced by many factors, some of which we cannot control, and may adversely affect our financial results.

Factors outside our control that can impact our results include:

† fluctuations in supply or demand within the housing market nationwide and in local geographies;
† changes in bank lending practices;
† changes in consumer confidence;
† competition from existing or new real estate brokerages and existing or new online real estate brokerages;
† seasonal trends and spending patterns among consumers;
† general economic conditions, including changes in interest rates and the impact of geopolitical events; and
† specific economic conditions in the real estate industry.

Further, as a strategic response to a changing competitive environment, we may elect from time to time to make pricing, service, hiring and marketing decisions that could increase our expenses, affect our revenues and impact our quarterly financial results.

Our success depends in part on our ability to successfully expand into additional real estate markets.

We currently operate in six markets in three states. A part of our business strategy is to grow our business by entering into additional real estate markets. Key elements of this expansion include our ability to identify strategically attractive real estate markets and to successfully establish our brand in those markets. We consider many factors when selecting a new market to enter, including:

† the economic conditions and demographics of a market;
† the general prices of real estate in a market;
† Internet use in a market;
† competition within a market from local and national brokerage firms;
† rules and regulations governing a market;
† the ability and capacity of our organization to manage expansion into additional geographic areas, additional headcount and increased organizational complexity;
† the existence of local MLSs; and
† state laws governing cash rebates.

We expect expansion to involve initial start-up costs in each respective market. We also expect that significant revenues from new markets will be achieved, if ever, only after we have been operating in that market for some time and begun to build market awareness of our services. As a result, geographic expansion is likely to increase our expenses and cause fluctuations in our operating results. In addition, if we are unable to successfully penetrate these new markets, we may continue to incur costs without achieving the expected revenues, which would harm our financial condition and results of operations.

Our ability to grow our business depends in part on a strong brand identity and strong social media and search engine optimization performance.

We believe a strong brand is a competitive advantage in the residential real estate industry because of the fragmentation of the market and the large number of agents and brokers available to the consumer. Because our brand is relatively new, we currently do not have strong brand identity. In order to attract and retain clients, and respond to competitive pressures, we expect to expend substantial resources to maintain and enhance our brand in the future.

We plan to increase our advertising expenditures substantially in the future. While we intend to enhance our marketing and advertising activities in order to promote our brand, these activities will result in significant expenditures and may not have a material positive impact on our brand identity. In addition, maintaining our brand will depend on our ability to provide a high-quality consumer experience and high quality service, which we may not do successfully. If we are unable to maintain and enhance our brand, our ability to attract new clients or successfully expand our operations will be harmed.

We have numerous competitors, many of which have valuable industry relationships.

The residential real estate market is highly fragmented, and we have numerous competitors, many of which have greater name recognition, longer operating histories, larger client bases, and significantly greater financial, technical and marketing resources than we do. Some of those competitors are large national brokerage firms or franchisors, such as RE/ MAX International Inc. and Realogy, which owns the Century 21, Coldwell Banker, Sothebys International, Better Homes and Garden and ERA franchise brands, large mortgage and corporate relocation businesses and NRT Incorporated, the largest brokerage in the United States. NRT owns and operates brokerages that are typically affiliated with one of the franchise brands owned by Realogy. We are also subject to competition from local or regional firms, as well as individual real estate agents.

The barriers to entry to providing online real estate service are low, making it possible for current or new competitors to adopt certain aspects of our business model, including offering complete MLS data to clients via the Internet, buyer rebates, reduced commission and other services, thereby reducing our competitive advantage. We may not be able to compete successfully for clients and agents, and increased competition could result in price reductions, reduced margins or loss of market share, any of which would harm our business, operating results and financial condition.

Changes in federal and state real estate laws and regulations, and rules of industry organizations such as the National Association of REALTORS®, could adversely affect our business.

The real estate industry is heavily regulated in the United States, including regulation under the Fair Housing Act, the Real Estate Settlement Procedures Act, state and local licensing laws and regulations and federal and state advertising laws. In addition to existing laws and regulations, states and industry participants and regulatory organizations could enact legislation, regulatory or other policies in the future, which could restrict our activities or significantly increase our compliance costs. Moreover, the provision of real estate services over the Internet is an evolving business, and legislators, regulators and industry participants may advocate additional legislative or regulatory initiatives governing the conduct of our business. If existing laws or regulations are amended or new laws or regulations are adopted, we may need to comply with additional legal requirements and incur significant compliance costs, or we could be precluded from certain activities. Because we operate through our web site, state and local governments other than where the subject property is located may attempt to regulate our activities, which could significantly increase our compliance costs and limit certain of our activities.

We derive a portion of our leads through third parties pursuant to short-term contracts.

We generate leads for our agents at ZonicRealtythrough many sources, including leads from third parties with which we have only non-exclusive, short-term agreements that are generally terminable on little or no notice and with no penalties. If any of our significant lead generation relationships are terminated and we are unable to obtain substitute sources on similar terms, our ability to attract new leads and our business could be harmed.

Our business could be harmed in the event of an economic slowdown or recession.

The success of our business depends in part on the health of the residential real estate market, which traditionally has been subject to cyclical economic swings. The purchase of residential real estate is a significant transaction for most consumers, and one which can be delayed or terminated based on the availability of discretionary income. Economic slowdown or recession, rising interest rates, adverse tax policies, lower availability of credit, increased unemployment, lower consumer confidence, lower wage and salary levels, war or terrorist attacks or the public perception that any of these events may occur, could adversely affect the demand for residential real estate and would harm our business.

No Underwriter or Independent Broker-Dealer.

The Company has not retained an underwriter or any independent broker-dealer to assist in offering theShares. The officers and directors of the Company have limited experience in the offer and sale of securities on behalf of an issuer, and, consequently, they may be unable to effect the sale of the maximum or minimum number of Shares being offered hereby. In the event an underwriter or independent broker-dealer is retained by the Company, the offering of the Shares would be suspended until such time as the Registration Statement of which this Offering Circular is a part of, was amended to reflect such retention. The Registration Statement would then require additional review and clearance by the Securities and Exchange Commission ("Commission"), the National Association of Securities Dealers, Inc., and if necessary, state securities authorities. In the event an underwriter or independent broker-dealer is retained by the Company, the Company would be expected to incur significant additional expense in the form of selling commissions, legal fees and printing costs.

Our ability to expand our business may be limited by state laws governing cash rebates to home buyers.

A significant component of our value proposition to our home buyer clients is a cash rebate provided to the buyer at closing. Currently, our clients who are home buyers represent a substantial majority of our business and revenues. Certain states, such as Alaska, Kansas, Kentucky, Louisiana, Mississippi, New Jersey, Oklahoma, Oregon and Tennessee, presently prohibit sharing commissions with clients who are not licensed real estate agents. In addition, our cash rebate program as currently conducted may conflict with other state laws, including Missouri. In order to expand into any of these states, we may have to adjust our pricing structure or refrain from offering rebates to buyers in these states. Moreover, we cannot predict whether alternative approaches will be cost effective or easily marketable to prospective clients. The failure to enter into these markets, or others that adopt similar restrictions, or to successfully attract clients in these markets, could harm our business.

If we fail to comply with real estate brokerage laws and regulations, we may incur significant financial penalties or lose our license to operate.

Due to the geographic scope of our operations and the nature of the real estate services we perform, we are subject to numerous federal, state and local laws and regulations. For example, we are required to maintain real estate brokerage licenses in each state in which we operate and to designate individual licensed brokers of record. If we fail to maintain our licenses, lose the services of our designated broker of record or conduct brokerage activities without a license, we may be required to pay fines or return commissions received, our licenses may be suspended or we may be subject to other civil and/or criminal penalties. As we expand into new markets, we will need to obtain and maintain the required brokerage licenses and comply with the applicable laws and regulations of these markets, which may be different from those we are accustomed to, may be difficult to obtain and will increase compliance costs. In addition, because the size and scope of real estate sales transactions have increased significantly during the past several years, both the difficulty and cost of compliance with the numerous state licensing regimes and possible losses resulting from non-compliance have increased. Our failure to comply with applicable laws and regulations, the possible loss of real estate brokerage licenses or litigation by government agencies or affected clients may have a material adverse effect on our business, financial condition and operating results, and may limit our ability to expand into new markets.

If we fail to attract and retain our key personnel, our ability to meet our business goals will be impaired and our financial condition and results of operations will suffer.

The loss of the services of one or more of our key personnel could seriously harm our business. In particular, our success depends on the continued contributions of Eric Eckardt, our Chief Executive Officer, and other senior level sales, operations, marketing, technology and financial officers. Our business plan was developed in large part by our senior level officers and its implementation requires their skills and knowledge. None of our officers or key employees is bound by an employment agreement and their employment is at will.

We intend to evaluate acquisitions or investments in complementary technologies and businesses and we may not realize the anticipated benefits from, and may have to pay substantial costs related to, any acquisitions or investments that we undertake.

As part of our business strategy, we plan to evaluate acquisitions of, or investments in, complementary technologies and businesses. We may be unable to identify suitable acquisition candidates in the future or be able to make these acquisitions on a commercially reasonable basis, or at all. If we complete an acquisition or investment, we may not realize the benefits we expect to derive from the transaction. Any future acquisitions and investments would have several risks, including:

† our inability to successfully integrate acquired technologies or operations;
† diversion of management's attention;
† problems maintaining uniform standards, procedures, controls and policies;
† potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;
† expenses related to amortization of intangible assets;
† risks associated with operating a business or in a market in which we have little or no prior experience;

- † potential write offs of acquired assets;
- † loss of key employees of acquired businesses; and
- † our inability to recover the costs of acquisitions or investments.

Business and Properties

OVERVIEW

We are a full service residential real estate brokerage firm that is fully immersed in technology leveraging social media and operating in the cloud allowing us to provide home buyers and sellers with high-quality service and value. Our solution includes a client-centric business approach, a sophisticated web site that empowers home buyers and sellers with relevant information and significant financial savings for consumers. We have operations in five markets and with California pending state licensing. Our agents, all of whom are licensed in their local markets, are members of the National Association of REALTORS® and work for us on an exclusive basis.

Through our platform, online users can access a broad range of current information and tools to research and commence the process of buying or selling a home, including complete access to local Multiple Listing Service(s) home listings data, such as asking prices, home layouts and other features. Each MLS is a database of available homes listed for sale by participating member agents to facilitate broker cooperation. We also provide information in addition to MLS data, including neighborhood attributes, school district information, comparable home sales data, maps and driving directions while illustrating what their buyer rebate would be. We attract users to our web site through a variety of marketing channels, including online advertising, word-of-mouth and advertisements in traditional media.

Our agents use ZonicCloud.com, our intranet site that provides are agents with one centralized dashboard to manage their leads, business and to access marketing collateral. Through ZonicCloud, our agents can also access our virtual office environment consisting of a 3D Virtual Office that allows are agents to collaborate across all regions.

Our business was founded in 2011 and has grown rapidly since inception. We generate revenues principally from earning brokerage commissions in connection with representing buyers and sellers of residential real estate. Since inception in January 2012, we have established our business model in several markets allowing to acquire new clientele going forward. We currently have operations in the Albany Capital Region, Syracuse, Long Island, Sarasota-Tampa, Palm Beach and preparing to enter outside of Los Angeles.

INDUSTRY BACKGROUND

The U.S. residential real estate market

The residential real estate industry is one of the largest in the United States. According to REAL *Trends*, an industry research firm, residential real estate sales exceeded one trillion in 2011. Also, REAL *Trends* reported that total residential real estate brokerage commissions and fees, which are primarily derived from existing home sales, were approximately $40 billion in 2011.

The residential real estate brokerage market is highly fragmented. According to REAL *Trends*, the 10 largest brokerage firms accounted for approximately 10% of all brokered residential real estate transaction volume in 2011, and the single largest firm accounted for less than 5% of total transaction volume. According to NAR, there are in excess of one million licensed real estate agents in the United States and an estimated 70,000 residential real estate brokerage firms. The market is cyclical in nature and although it has shown strong growth over several decades, it has been in a significant and prolonged downturn, which initially began in the second half of 2005. Based upon data published by National Association of Realtors, from 2005 to 2011, the number of annual U.S. existing homesale units has declined by 40% and the median price has declined by 24%.

Some brokerage firms are affiliated with national traditional franchise brands, owned by Realogy such as Century 21, Coldwell Banker, ERA, Sothebys International, and Better Homes & Garden. The franchise brands typically do not directly own and operate brokerage firms, but rather license their brand names and trademarks and provide other marketing support to franchisee brokerage firms. These brokerage firms are owned by independent franchisees, resulting in cannibalization of sales by over saturating a marketplace and inconsistent quality.

With regard to the real estate agents, over 30% in the United States did not have one sale last year while the average age was 55 in comparison to the average age of a home buyer of 33. This combined with the impact technology and social media has had our industry has had a material impact the residential real estate marketplace.

Traditional real estate transaction process

The traditional real estate transaction process centers on real estate agents, who act as the principal intermediary between home buyers and sellers and control the flow of information to both. Prior to the impact of social media and technology, prospective home buyers and sellers would typically rely on their agents, word of mouth, newspapers and local publications for information regarding homes available for sale. Information presented in traditional media has historically been limited, often consisting of only a single photo and a brief description.

Historically, in order to gain access to a broader range of information, prospective home buyers would typically engage an agent. One of the primary benefits traditionally offered by an agent is access to MLS home listings data and the ability to search and filter that data based upon specified criteria. Now with over 95% of homebuyers searching online and with over 2 billion internet users online, consumers have become empowered with a wealth of information available to them.

Traditionally, prospective home sellers have had similarly limited opportunities to investigate the current market or to efficiently and effectively market and sell their homes. Sellers would typically call a local agent to list their home for sale and would rely on that agent to give them guidance on the market value of the home and the most effective manner to successfully market and sell the home. The agent would then enter into an exclusive listing agreement with the seller and post the property for sale in the local MLS. Commissions vary from market to market, but generally range from 5% to 6% of the total sales price of the home. Many agents and brokerages are reluctant to compete on price and instead rely on historical market commission percentages to set prices. The commission is paid by the seller at the closing and is typically split between the buyer's agent and the seller's agent.

Business

Increasing use of technology in the residential real estate transaction process

Consumers are increasingly using the Internet as a key source of information in buying or selling a home. Currently, more than 94% of home buyers use the Internet in their home search, up from 41% in 2001 according to the National Association of Realtors. The Internet provides a highly effective means for consumers to research information about homes in an industry that is data intensive yet historically has suffered from a lack of broad access to complete and timely property listings information for consumers. The interactivity of the Internet also allows consumers to better conduct targeted searches and research relevant data about desired homes or areas. The ability to provide multiple images and rich media makes the Internet a highly effective means for brokerage firms to market and consumers to research homes.

The internet has empowered consumers, marginalizing the role of a traditional real estate agent with new progressive online platforms, which we've already seen happen travel agents and retail stock brokers with new disruptive technology.

Challenges and limitations of the traditional residential real estate process

We believe that the traditional residential real estate industry is characterized by a number of challenges and limitations, including:

Challenges for home buyers and sellers. The traditional residential real estate industry is characterized by low levels of client satisfaction. Some contributing factors include:

- † Low quality of agents;
- † high commissions;
- † lack of client control over the process; and
- † low levels of agent responsiveness and accountability by brokerages.

Challenges for agents. Agents often have difficulty generating consistent transaction volume, resulting in inconsistent earnings. Some contributing factors include:

- † Highly competitive due to low barriers of entry
- † Competing in similar business models with nothing to truly differentiate their services under traditional franchises; and
- † responsibility for other business expenses and personal benefits.

Challenges for brokerage firms. Traditional brokerage firms have difficulty differentiating their services and effectively managing agents and maintaining profitability. Some contributing factors include:

- † Operate within the same traditional business models, comparable to challenges with agents
- † Tired leadership at large national brands with no new progressive changes to adapt to current industry trends
- † High fixed operating expenses and lower margins; and
- † Inability to adapt to technology and change in consumer behavior
- † low levels of agent loyalty.

OUR SOLUTION

We are a leading full service residential real estate brokerage firm that operates in the cloud leveraging technology and social media while using business processes to provide home buyers and sellers with high-quality service and value. We believe that we have developed a unique client-centric approach to the residential real estate brokerage process while being able to pass on significant cost savings. The key attributes of our solution include:

Addressing challenges for home buyers and sellers

Empowering consumers. Through our web site, we empower our online users with complete, free and unrestricted access to all currently available home listings posted on the MLSs in our markets and the ability to research and compare homes. Our MLS data is updated at least once per day in each of our markets. We also provide valuable information and services to potential home buyers through our web site, such as home and neighborhood content, automated screenings and notifications of available homes that meet specified criteria, the ability to schedule home viewing appointments or make offers online. We offer home sellers with broad marketing distribution through the Internet and select traditional media.

We focus on delivering high-quality service with a client-centric approach. Our solution is built around the client, not the agent. Our business model is designed to create efficiency for the consumer while building in economic cost savings on both buyer and seller representation.

*We offer a compelling consumer value proposition.*By operating in the Cloud and leveraging social media and technology, allows us to offer significant cash rebates to our buyers and reduced commissions to our sellers. We presently pay each of our home buyers an amount equal to 20% of our commission in cash upon closing and offer our home sellers can receive lower commissions, tailored for their marketplace.

Addressing challenges for agents and brokerage firms

We use proprietary business management technologies and processes to increase operational efficiency and provide excellent client service. At ZonicRealty, we use a lean efficient platform to manage our business in the Cloud in each of our respective markets.

Convergence of social media and technology. Our brokerage model and agent model have converged both social media and technology which has created efficiency and help accelerate our brand awareness, agent productivity and growth with a lean model designed to scale quickly.

*We offer a compelling value proposition to agents.*Our agents can spend more time on their business versus in it by using ZonicRealty's platform. We have developed ZonicCloud.com, our intranet site that provides our agents with one centralized dashboard to manage their respective clientele.

OUR STRATEGY

Our objective is to become one of the most recognized, respected and successful companies in the residential real estate industry. The key elements of our strategy include:

Broaden and deepen our presence in existing markets

We plan to increase our presence and market share in existing markets by expanding our number of ZonicRealty agents, continuing to improve productivity and growing our home listings business. Our business model is designed to capture both seller and home-buyer representation where we offer cost savings while receiving a full portfolio of services. We also intend to increase our penetration into the higher-priced home segment.

Enhance the ZonicRealty's brand

We believe that enhancing the ZonicRealty'sbrand will heighten awareness of our company and increase the number of home buyers and sellers who use our services and ultimately increase the number of transactions that we close. We have launched aggressive social media campaigns, public relations and traditional mediums. We believe that we can enhance our brand by continuing to focus on client service, with the objective of creating lifelong relationships with our clients.

Continue to invest in technology to increase operational efficiency

We plan to continue improving our technology platform to increase ZonicRealty'sproductivity and provide consistently high levels of client service. We intend to continue to use tools that help ouragents better qualify and prioritize leads and identify levels of client responsiveness and implement communication services that allow our agents to be more responsive and productive. Our infrastructure is designed to enable us to scale quicklyacross several different markets.

Expand operations into new geographic markets

We believe that there is a significant opportunity to expand our services into new geographic markets represented by over 250 U.S. metropolitan statistical areas. We currently operate in 5 major metropolitan areas, with California pending and several other states in discussion.

OUR CONSUMER WEB SITE AND SERVICES

Our real estate services enable consumers to control the home buying or selling process from the comfort of their home or office. Consumers enjoy an online consumer friendly website, easy-to-use approach to the real estate process and have access to a team of local ZonicRealty agents. Our agents typically have extensive market knowledge of the market areas they serve and are required to be active members of their local, state and national real estate and MLS associations.

Complete MLS access for home listings data

We offer online users on our website complete access to complete available home listings data, including pictures, from the local MLSs in the markets in which we operate. As active members of the MLSs in the markets we serve, we organize the data from each MLS database and provide it directly to consumers on our web site. Consumers can search for homes based upon numerous criteria, including location, price, square footage, number of bedrooms and bathrooms, and other characteristics and amenities such as lot size, whether it has a fireplace or central air, and numerous other features.

Satellite imagery, video and virtual tours

We believe that one of the principal attractions of the Internet for consumers researching homes is the ability for consumers to access video, satellite imagery, demographic information and virtual tours. For our seller clients, we offer virtual home tours and photos of our home listings at no additional cost. For our buyer clients, in addition to the customary single photo, in select markets we have the ability to post multiple property photos from the local MLSs, giving clients a more robust search experience. This enables home buyers to better research homes before deciding whether to visit them.

List Online

Our website allows home sellers to list online if they choose versus a traditional method of having an agent meet them in person to go through the relevant forms. Furthermore, our agents can send a link directly to their clients to have our documents signed electronically with a keyboard or when they do meet, secure a signature using a tablet computer. ZonicRealty offers our agents with several options, all providing efficiency.

Schedule visits

We try to make it as easy and convenient as possible for our buyer clients to schedule visits of properties they would like to see. All a client has to do is click on a button when viewing information about a home on our web site and enter in their phone number and what day(s) and time(s) they would prefer to see the home. We then contact the listing agent and organize the visit for our client. Alternatively, our clients can contact their ZonicRealtyby telephone or fax to schedule a visit.

Zocial

Zocial ("Zo-cial") is ZonicRealty's social community that inspires engagement between real estate agents, lawyers, home inspectors, builders, neighbors, home buyers and sellers, and any other real estate enthusiasts.

We allow homeowners to create profiles providing additional insight on their homes and communities, providing potential homebuyers with information outside of a home video or images. At ZonicRealty, this social engagement and insight allows ZonicRealty members and clients to capture market insight in order to make informed buying decisions.

Additional convenience services

We also offer our clients additional services to make their home purchase or sale more convenient. Through our network of preferred providers, we offer insurance, inspection, moving, home improvement and utility services.

ZONICCLOUD.COM

ZonicCloud is designed for our real estate professionals that work with ZonicRealty.com This centralized dashboard includes a CRM, marketing collateral, training, social media enterprise management dashboard, and an opportunity to manage their online lead generation.

CLIENT ACQUISITION

Our agents are focused on providing high-quality client service, rather than finding their next client. Accordingly, we have engaged several outside independent platforms to capture new business opportunities outside of our organic initiatives. This combined with our social media initiatives, allow us to be pro-active versus re-active in regard to client acquisition.

Offering Price Factors

Our Common Stock is being offered for a period of twelve months in accordance to Regulation A and the initial price per share will be $6.00 based on conservative valuation methodologies including a discounted cash flow model.

There is presently no public market for our common stock. We anticipate making an application for trading of our common stock on the FINRA over the counter bulletin board upon the effectiveness of the registration statement of which this Offering Circular forms a part. We can provide no assurance that our shares will be traded on the bulletin board, or if traded, that a public market will materialize.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $2.9 million from the sale of the shares of common stock offered by us in this offering, based on an assumed public offering price of $6.00 per share. Although, we have established a minimum of $1 million that must be raised before the Company may use the proceeds of the offering.

We currently estimate that we will use the net proceeds of this offering for general corporate purposes, including:

† advertising and branding;
† expanding operations in existing and new markets;
† technology infrastructure and systems;
† potential acquisitions of complementary businesses, technologies or other assets; and
† working capital.

We have not assigned specific portions of the net proceeds of this offering for any particular uses, and we will retain broad discretion in the allocation of these proceeds. Although we evaluate potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition at this time.

Pending such uses, we intend to invest the funds in short-term, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

Capitalization

Our capitalization is based on our most recent balance sheet, dated June 30, 2012

STOCKHOLDERS EQUITY (DEFICIT)

Common Stock, $0.001 par value 10,000,000 Authorized, 500,000 Issued	
Additional Paid in Capital	25,000
Retained Earnings	-7,006
Total Stockholders Equity	17,994
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,654

There are 10 million shares of common stock authorized and 2 million shares have been issued. As of June 30, 2012, ZonicRealty.com, Inc. has no debt.

Description of Securities

The following description as a summary of the material terms of the provisions of our Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws have been filed as exhibits to the registration statement of which this Offering Circular is a part.

We are authorized to issue 10 million shares of common stock with $.001 par value per share. As of the date of this registration statement, there were 200 shares of common stock issued and outstanding held by one shareholders of record, Eric Eckardt the Founder & Chief Executive Officer.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for the expansion of our business. Any future declaration of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Stock Purchase Information

Shares are being offered for sale at $6.00 per Share. A minimum investment of 50 Shares ($300) is required of each investor, provided that the Company, in its discretion, may reduce the size of the minimum investment. Payment in full is due upon subscription. Payment may be made through check, money order, electronic check, credit card and wire transfer. Stock purchase funds will initially be held in an escrow account.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Officer and Key Personnel

Officers	Title	Age	School	Number
Eric Eckardt	Chief Executive Officer	38	Pace University	888.803.2006
Ellen O'Connor	VP Regional Director	44	St. Lawrence	888.803.2006
Bill Carpitella	VP Regional Director	57	Temple University	888.803.2006
Elvis Ortiz-Wayland	Managing Director	38	California State University	888.803.2006

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Eric Eckadt.Eric is the Founder of ZonicRealty.com, Inc. and has served as our CEO and Treasurer since inception. Prior to ZonicRealty, he worked in investment banking for over eight years providing senior bank financings for both fortune 500 and middle market companies. After he departed investment banking 2004, he founded several companies including a real estate and mortgage company that he ultimately sold in 2009 to a traditional real estate firm. He has a Degree in Finance from Pace University and is a Credit Trained Financial Analyst while holding active Real Estate Broker Licenses with both the State of New York and Florida.

Ellen O'Connor. Ellen is a VP &Regional Director of Central New York State. She has over nine years in the real estate sector outside of being an successful entrepreneur in the retail space. She is a graduate of St. Lawrence University and a Licensed Real Estate Associate Broker with the State of New York.

Bill Carpitella; Bill is our VP & Director of the State of Florida who brings over thirty years of professional experience to ZonicRealty.com, Inc. as an Executive.

Elvis Ortiz-Wayland – Elvis is the Managing Director of California and our Broker of Record. He has over 12-years professional experience in the real estate sector, including an owner of an international real estate franchise brand.

Directors of the Company

The following table sets forth certain information about our directors:

Directors	Title	Age	School	Number
Eric Eckardt	Chief Executive Officer	38	Pace University	888.803.2006
Giuseppe Papandrea	Entrepreneur	40	Pace University	888.803.2006

Each of our respective directors have leadership experience.

Principal Stakeholders

The following tables set forth information about the beneficial ownership of our common stock at June 30, 2012, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

- † each person known to us to be the beneficial owner of more than 5% of our common stock;
- † each named executive officer;
- † each of our directors; and
- † all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o ZonicRealty.com, Inc., 71 Railroad Place, Unit G04, Saratoga Springs, NY 12866. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Class of Shares	No of Shares Now Held	Percent of Total	No of Shares After Offering All Securities Sold	Percent of Total(1)
Common Stock				
Eric Eckardt	2,000,000	100%	1,500,000	75%
71 Railroad Pl				
Saratoga Springs, NY 12866				
Bus: 888.803.2006				

(1) Assumes sale of all shares registered in this offering.

Management Relations, Transactions and Remuneration

The following discussion should be read together with our financial statements and any related notes appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this Offering Circular. We undertake no obligation to update any information contained in these forward-looking statements

General

We are a full service online residential real estate brokerage firm, using the Internet, technology, social media and efficient business processes to provide home buyers and sellers with high-quality service and value. Our solution includes a client-centric business approach, a sophisticated web site that empowers home buyers and sellers with relevant information, a business management technology platform and significant financial savings for consumers. We share a portion of our commissions with our buyer clients in the form of a cash rebate, and typically represent our seller clients at fee levels below those offered by most traditional brokerage companies in our markets. We were founded in 2011, currently have operations in 6 major metropolitan area and have approximately 55 Licensed Real Estate Agents.

Our net revenues are comprised primarily of commissions earned as agents for buyers and sellers in residential real estate transactions. We record revenues net of rebate or commission discount, if any, paid or offered to our clients. Our net revenues are principally driven by the number of transactions we close and the average net revenue per transaction. Average net revenue per transaction is a function of the home sales price and percentage commission we receive on each transaction.

Trends in our business

Over the past several years there has been a slow but steady decline in average commissions charged in the real estate brokerage industry, in part due to companies such as ours exerting downward pressure on prices with our lower commission structure. We anticipate that commissions will likely continue to decline, and have designed our business model around an attractive cost structure and operational efficiencies which we believe should allow us to continue to offer our services at prices less than those charged by the majority of our competitors.

We expect to achieve profitability for the first time in fiscal year 2012, primarily as a result of increased transaction volume, higher average net revenue per transaction and lean cost structure.

Market seasonality, cyclicality and interest rate influences

The residential real estate brokerage market is influenced both by annual seasonality factors, as well as by overall economic cycles. While individual markets vary, transaction volume activity nationally tends to progressively increase from January through the summer months, then gradually slow over the last three to four months of the calendar year. Revenues in each quarter are significantly affected by activity during the prior quarter, given the typical 45-day time lag between contract execution and closing. While we believe that seasonality has been somewhat masked by our overall growth, we have been, and believe we will continue to be, influenced by overall market activity. We generally experience the most significant impact in the first quarter of each year, when our revenues are typically significantly lower relative to the prior quarter as a result of traditionally slower home sales activity and reduced listings inventory between Thanksgiving and New Year's Day. Our fourth quarter revenues are typically lower than those in the third quarter due to the impact of late summer holidays and the resumption of the school year, although this impact is somewhat offset by a desire by many clients to close pending transactions prior to the end of the calendar year.

While the national residential real estate market has historically been sound, as evidenced by the way it has grown throughout the challenging economic climate of the past several years, we believe that the overall macroeconomic environment and periodic business cycles may have a significant impact on our business. Generally, when economic times are fair or good, the housing market tends to perform well. If the economy is weak, or there are market shocks such as terrorist attacks or threats, the outbreak of war or geopolitical uncertainties, the housing market tends to experience volume and/or price declines.

We believe that people buy homes principally due to factors such as job relocation, changes in family dynamics or a desire to change neighborhoods in order to access better schools or other amenities. We believe that unless interest rates become extraordinarily high, interest rate levels and fluctuations will influence the level of refinancing activity more significantly than home sales. Interest rates tend to influence price more directly than volume, because when interest rates are low consumers can afford to borrow more to buy higher-priced homes.

Litigation

ZonicRealty.com, Inc. is not involved in any litigation.

Federal Tax Aspects

We encourage all investors to have their own personal tax consultant to review any potential tax benefits or to the extent they would be available and advantageous in connection to this offering.

Misc Factors

There are no miscellaneous factors that would either adverse or favorable that could effect our Company's or its business.

ZonicRealty.com, Inc.
Statement of Operations

First Six Months of Operations	
	30-Jun
Net Revenues	32,411
Operating Expenses	
Cost of Revenues	11,344
Marketing & Business Development	2,276
Product Development	25,000
General and Administrative	879
Total Expenses	39,499
Income / (Loss) from operations	-7,088
Other income	
Interest expense	0
Interest income	0
Other income / (expense)	0
Total Other Income / (Expense)	0
Net Income (loss)	-7,088

ZonicRealty.com, Inc.
Balance Sheet

As of June 30, 2012

Cash	17,685
Total Current Assets	19,654
Total Assets	19,654
LIABILITIES AND STOCKHOLDERS EQUITY	
CURRENT LIABILITIES	
Accounts Payable	1,660
Short-Term Debt	0
Total Current Liabilities	1,660
Long Term Debt	0
Total Liabilities	1,660
STOCKHOLDERS EQUITY (DEFICIT)	
Common Stock, $0.001 par value 10,000,000 Authorized, 2,000,000 Issued	
Additional Paid in Capital	25,000
Retained Earnings	-7,006
Total Stockholders Equity	17,994
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,654

Cash Flow Statement

First six months of operations

OPERATING ACTIVITIES	
Net Loss	-7,088
Change in Operating Assets and Liabilities	
Net Cash Used by Operating Activies	-7,088
INVESTING ACTIVITES	-
FINANCING ACTIVITIES	
Paid-In Capital or Surplus	25,000
Net Cash Provided by Financing Activities	25,000
Net Increase in Cash	17,912

Management Discussion and Analysis of Certain Relevant Factors

Results of Operations

ZonicRealty has a limited operating history with only six months of operations since inception, although has established a base and presences in several markets positioning our firm to capitalize on market opportunities through buyer and seller representation going forward.

In the first six months of operations, ZonicRealty generated $32,411 in revenue and operating expenses were $39,499, resulting in a net loss of $7,088. We have pending deals in the pipeline in all our respective markets.

We anticipate our operating expenses will increase as we implement our business plan. The increase will be attributable to expenses to implement our business plan, and the professional fees to be incurred in connection with the filing of a registration statement with the Securities Exchange Commission under the Securities Act of 1933.

Liquidity and Capital Resources

As of June 30, 2012, we had total current assets of $17,685, consisting entirely of Cash. Our total current liabilities as of June 30, 2012 were $1,660.

Future Needs

We currently have limited liquidity, and have not completed our efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time, although have several pending deals in the pipeline that we expect to generate adequate cash flow.

Our future capital requirements will depend on many factors, including our rate of growth into new geographic markets, our level of investment in technology and advertising initiatives. Although we are currently not a party to any agreement or letter of intent with respect in investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. We currently have no bank debt or line of credit facilities. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and results will likely suffer.

Off Balance Sheet Arrangements

As of June 30, 2012, there were no off balance sheet arrangements.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saratoga Springs State of New York, on July 16, 2012 .

ZONICREALTY.COM, INC.

By: ______________________

Name: Eric Eckardt

Title: Founder & Chief Executive Officer

EXHIBIT 3.1

Stock Subscription Agreement

Subscription agreement made and entered on this ____ day of ______ _____, 2012 by and between ______________________.

ZonicRealty.com, Inc. a New York corporation, whose address is 71 Railroad Place, Saratoga Springs, NY and ("ZonicRealty" or "the Company"), and__________________________ (a "Subscriber").

Subscriber agrees to pay issuer the total sum of $ _________ at $6.00 per share for the within subscription to ________ common stock of ZonicRealty to be issued under Regulation A of the Securities Act of 1933. Issuer herewith acknowledges receipt and sufficiency of the foregoing consideration for the irrevocable issuance of the foregoing shares to subscriber, subject only to negotiation and payment of the purchase proceeds.

By subscribing for shares you indicate that you have read the offering document (Offer Circular or Form 1-A) and, if needed, have sought advice from your financial counselor.

You can simply complete the Stock Subscription Agreement and make an online payment with your credit card. ZonicRealty.com, Inc. uses PayPal.com as its online payment processor, one of the Internet's most established, and proven to be one of the most secure, reliable and convenient on a world-wide basis.

When accepted by the Company, this Subscription Agreement shall constitute an irrevocable subscription for shares of Common Stock, par value $0.0001, of the Company. Shares are being sold at a price of US$6.00 per share, with a minimum investment of US$300 (50 shares) to one (1) subscriber per subscription. A copy of the accepted Agreement will be returned as a receipt and a stock certificate will be issued shortly thereafter.

The undersigned (referred to herein as the Subscriber) desires to become a SHAREHOLDER and hereby irrevocably tenders this subscription agreement and subscribes for that number of shares (the Shares) of the Company's common stock as stated below, at the price of Two dollars (US$6.00) per share, upon the terms, conditions and representations set forth herein.

1. Subscriber acknowledges and represents as follows:

   a. That the Subscriber has received and carefully reviewed the Company's Offering Circular, dated July 15, 2012, (the Offering Document or Form 1-A) and that the Subscriber does not rely upon the verbal representation made by any officer, employee or agent of the Company. Notwithstanding the availability of other relevant information on the Internet or elsewhere, Subscriber represents that this subscription is based upon the information contained within said Offering Document; and

b. That the Subscriber is eighteen (18) years of age or older and has the net worth and/or income to be able to bear the economic risk of an investment in the Shares; and

c. That the Subscriber has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Shares; and

d. That the Subscriber has determined that the Shares are a suitable investment for him, her or it and meets his, her or its investment objectives and financial needs, and that the Subscriber has adequate means for providing for current financial needs and personal contingencies and has no need for liquidity if a market for the Shares does not develop; and

e. That the Subscriber recognizes that an investment in the Shares is highly speculative and involves a high degree of risk, including those in the Offering Circular discussed under the heading Risk Factors; and

f. That the Subscriber is purchasing the shares herein for investment purposes only.

2. The Subscriber represents and warrants that he, she or it is a bona fide resident of, and is domiciled in the State, or jurisdiction, stated below and that the Shares are being purchased solely for the beneficial interest of the Subscriber.

3. The Subscriber understands that the Company will use and rely upon all of the representations, warrants, registration and subscriber information provided herein.

4. The undersigned shall indemnify, defend and hold harmless the Company, and any officers, employees, shareholders, partners, agents, directors or controlling persons of the Company (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the undersigned, including, without limitation, the information in this Subscription Agreement, or (ii) litigation or other proceeding brought by the undersigned against one or more Indemnified Party wherein the Indemnified Party is the prevailing party

Because your share ownership claim is important be sure to provide accurate information. Incomplete or false answers will automatically disqualify your subscription. Please fill out all fields..

zonicrealty™

ACCEPTED AND AGREED TO AS OF THE DATE FIRSTABOVE WRITTEN:

ISSUER:

ZONICREALTY.COM, INC.

____
Eric Eckardt, CEO

SUBSCRIBER:

____

____
(Print Name)

____
Address

EXHIBIT 3.2

BY-LAWS
OF
ZONICREALTY.COM, INC.

(A NEW YORK CORPORATION)

ARTICLE I

OFFICES

Section 1.Registered Office. The registered office of the corporation in the State of New York shall be at such a place as the board shall resolve.

Section 2.Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of New York as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3.Corporate Seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-New York." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of New York, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 hereof.

Section 5.Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the corporation. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, (iv) any material interest of the stockholder in such business and (v) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholder's meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are confirmed in accordance with the procedures set forth in this paragraph (c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors or by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with the provisions of paragraph (b) of this Section 5. Such stockholder's notice shall set forth (i) as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (c) the class and number of shares of the corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 5. At the request of the Board of Directors, any person nominated by a stockholder for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

(d) For purposes of this Section 5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 6.Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time, as the Board of Directors shall determine.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by tele-graphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph

(b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7.Notice of Meetings. Except as otherwise provided by law or the Articles of Incorporation, written notice of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any stockholder by his attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8.Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than fifty percent (50%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 9.Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10.Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with New York law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11.Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the New York Court of Chancery for relief as provided in the General Corporation Law of New York, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12.List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 13. Action Without Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, or by the written consent of the stockholders.

Section 14.Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15.Number and Qualification. The authorized number of directors of the corporation shall be not less than one (1) nor more than thirteen (13) as fixed from time to time by resolution of the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent directors. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16.Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation.

Section 17.Election and Term of Office of Directors. Members of the Board of Directors shall hold office for the terms specified in the Articles of Incorporation, as it may be amended from time to time, and until their successors have been elected as provided in the Articles of Incorporation.

Section 18.Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholder vote, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19.Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20.Removal. Subject to the Articles of Incorporation, any director may be removed by:

(a) the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote, with or without cause; or

(b) the affirmative and unanimous vote of a majority of the directors of the corporation, with the exception of the directors to be removed, with or without cause.

Section 21.Meetings.

(a) Annual Meetings. The annual meeting of the Board of Directors shall be held immediately after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Regular Meetings. Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 hereof. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the state of New York which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) Special Meetings. Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of New York whenever called by the Chairman of the Board, the President or any two of the directors.

(d) Telephone Meetings. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) Notice of Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in

writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22.Quorum and Voting.

(a) Unless the Articles of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 43 hereof, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 24.Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25.Committees.

(a) Executive Committee. The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law

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and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the bylaws of the corporation.

(b) Other Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 25 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by

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any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26.Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28.Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office

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and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section 28.

(c) Duties of President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 29.Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30.Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31.Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32.Execution of Corporate Instrument. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiting the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person .or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33.Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34.Form and Execution of Certificates. Certificates for the shares of stock of the corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of stock in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 35.Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any

claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36.Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of New York.

Section 37. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is filed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38.Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of New York.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 39.Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 40.Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 41.Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 42.Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 43. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Indemnification of Directors and Officers.

(i) For purposes of this Article, (A) "Indemnitee" shall mean each director or officer who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he or she is or was a director or officer of the corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or is or was serving in any capacity at the request of the corporation as a director, officer, employee, agent, partner, member, manager or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise; and (B) "Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative, or investigative.

(ii) Each Indemnitee shall be indemnified and held harmless by the corporation to the fullest extent permitted by New York law, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding; provided that such Indemnitee either is not liable or acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any Proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent, does not, of itself, create a presumption that the Indemnitee is liable or did not act in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal proceeding he or she had reasonable cause to believe that his or her conduct was unlawful. The corporation shall not indemnify an Indemnitee for any claim, issue or matter as to which the Indemnitee has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for any amounts paid in settlement to the corporation, unless and only to the extent that the court in which the Proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Except as so ordered by a court and for advancement of expenses pursuant to this Section, indemnification may not be made to or on behalf of an Indemnitee if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action.

(iii) Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a director or officer of the corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or a director, officer, employee, agent, partner, member, manager or fiduciary of, or to serve in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise and shall inure to the benefit of his or her heirs, executors and administrators.

(iv) The expenses of Indemnitees must be paid by the corporation or through insurance purchased and maintained by the corporation or through other financial arrangements made by the corporation, as they are incurred and in advance of the final disposition of the Proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. To the extent that a director or officer of the corporation is successful on the merits or otherwise in defense of any Proceeding, or in the defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred in by him or her in connection with the defense.

(b) Indemnification of Employees and Other Persons. The corporation may, by action of its Board of Directors and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees.

(c) Non-Exclusivity of Rights. The rights to indemnification provided in this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation or these Bylaws, agreement, vote of stockholders or directors, or otherwise.

(d) Insurance. The corporation may purchase and maintain insurance or make other financial arrangements on behalf of any Indemnitee for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee, member, managing member or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

(e) Other Financial Arrangements. The other financial arrangements which may be made by the corporation may include the following (i) the creation of a trust fund; (ii) the establishment of a program of self-insurance; (iii) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; (iv) the establishment of a letter of credit, guarantee or surety. No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancement of expenses or indemnification ordered by a court.

(f) Other Matters Relating to Insurance or Financial Arrangements. Any insurance or other financial arrangement made on behalf of a person pursuant to this Section may be provided by the corporation or any other person approved by the Board of Directors, even if all or part of the other person's stock or other securities is owned by the corporation. In the absence of fraud (i) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and (ii) the insurance or other financial arrangement is not void or voidable and does not subject any director approving it to personal liability for his action; even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

(g) Amendment. The provisions of this Article relating to indemnification shall constitute a contract between the corporation and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in this Section. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws, no repeal or amendment of these Bylaws shall affect any or all of this Article so as to limit or reduce the indemnification in any manner unless adopted by the unanimous vote of the directors of the corporation then serving; provided that no such amendment shall have a retroactive effect inconsistent with the preceding sentence.

ARTICLE XII

NOTICES

Section 44.Notices.

(a) Notice to Stockholders. Whenever, under any provisions of these Bylaws, notice is required to be given to any stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the corporation or its transfer agent.

(b) Notice to directors. Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Time Notices Deemed Given. All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) Failure to Receive Notice. The period or limitation of time within which any stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him ill the manner above provided, shall not be affected or extended in any manner by the failure of such stockholder or such director to receive such notice.

(g) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be require and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by

the corporation is such as to require the filing of a certificate under any provision of the New York General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) Notice to Person with Undeliverable Address. Whenever notice is required to be given, under any provision of law or the Articles of Incorporation or Bylaws of the corporation, to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the New York General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XII

AMENDMENTS

Section 45.Amendments.

The Board of Directors shall have the sole power to adopt, amend, or repeal Bylaws as set forth in the Articles of Incorporation.

ARTICLE XIV

LOANS TO OFFICERS

Section 46.Loans to Officers. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

CHANGES IN NEW YORK LAW

Section 47.Changes in New York law. References in these Bylaws to New York law shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the corporation may provide in Article VIII hereof, the rights to limited liability, to indemnification and to the advancement of expenses provided in the Articles of Incorporation and/or these Bylaws shall continue as theretofore to the extent permitted by law; and (b) if such change permits the corporation, without the requirement of any further action by stockholders or directors, to limit further the liability of directors or limit the liability of officers or to provide broader indemnification rights or rights to the advancement of expenses than the corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

Declared and certified as the Bylaws of ZONICREALTY.COM, INC.as of the 1st day of January, 2012.

Signature of Officer: ______________________
Name of Officer: Eric Eckardt
Position of Officer: Chief Executive Officer

June 5, 2012

71 Railroad Place
Saratoga Springs, NY 12866

Securities Exchange Commission
Office of Small Business Review
100 F Street NE
Washington DC 20549

To Whom it May Concern:

In connection to a Reg A Direct Public Offering (DPO), we released the enclosed press release today prior to filing a Form-1A Offering Statement in accordance with the "Test-the-Water Rule," – Rule 254 of the Securities Act of 1933 for our company, ZonicRealty.com, Inc.

We also took the liberty of contacting Diane Ridley, Assistant Attorney General in New York State in order to be in compliance with their "blue-sky" requirements, which consist of submitting Form M-11 to comply with Section 359-e of the Martin Act.

Therefore, please letter serve as a copy of our announcement with the "Test-the-Water-Rule" – 254 which includes the relevant verbiage. We plan on submitting our Form-1A Offering Statement within the next 30-45 days in connection to our potential Direct Public Offering to help fund our business development initiatives and provide adequate working capital.

If you require any additional information or recommend any changes prior to our release of the attached announcement, you can reach me at 917.686.3591 or simply respond via email.

Sincerely,

Eric Eckardt
Founder & CEO
ZonicRealty.com, Inc.

Contact Information:
Eric Eckardt, *CEO & Founder*
ZonicRealty.com, Inc.
Bus: 888.803.2006
Cell: 917.686.3591
eric@zonicrealty.com

ZonicRealty.comAnnounces Upcoming Public Offering

Published June 6, 2012

Saratoga Springs, NY--ZonicRealty.com, Inc., headquartered in Saratoga Springs has plans toprepare a direct public offering of common stock of ZonicRealty.com Plans call for ZonicRealty.com to file a registration statement with the Securities and Exchange Commission for approval of a direct public offering of 500,000 shares of common stock to be priced at $6.00 per share, raising $3 million.

It is anticipated that the offering will be filed with SEC sometime during the second quarter of 2012 with approval envisioned sometime during the third or fourth quarter of 2012. Proceeds from the offering funds will be used for ZonicRealty's national expansion strategy, additional technology development, and operating capital. Following SEC approval the offering is intended to be marketed directly by ZonicRealty.com to the public on its website and through various FINRA broker-dealers.

ZonicRealty.com is a fully immersed social media and technology real estate brokerage company that operates in the cloud, allowing them to pass on significant cost savings to homebuyers and sellers. Since inception, they have entered three states in six different markets while evaluating several other markets in the United States. "Our consumer business model is designed to allow our firm to scale quickly while disrupting traditional real estate markets," said Eric Eckardt, Founder & Chief Executive Officer.

Nothing in this press release may be considered or constitutes an offer to purchase or sell the securities of ZonicRealty.com, Inc. No solicitations of interest are intended and none will be accepted. The offering will be made only by means of a prospectus approved by the SEC.